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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                SCHEDULE 14D-9/A
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)

                             ---------------------

                              ANDROS INCORPORATED
                           (NAME OF SUBJECT COMPANY)

                              ANDROS INCORPORATED
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                     345281
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                         ------------------------------

                                  DANE NELSON
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              ANDROS INCORPORATED
                               2332 FOURTH STREET
                        BERKELEY, CALIFORNIA 94710-2402
                                 (510) 849-5700
          (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications on Behalf of
                        the Person(s) Filing Statement)

                            ------------------------

                                WITH A COPY TO:

   STEVEN J. TONSFELDT, ESQ.            SUSAN COOPER PHILPOT, ESQ.
BROBECK, PHLEGER & HARRISON LLP  COOLEY GODWARD CASTRO HUDDLESON & TATUM
ONE MARKET, SPEAR STREET TOWER        ONE MARITIME PLAZA, SUITE 2000
SAN FRANCISCO, CALIFORNIA 94105      SAN FRANCISCO, CALIFORNIA 94111
        (415) 442-0900                        (415) 693-2000

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

    This  Amendment  No.  2  to  the  Solicitation/Recommendation  Statement  on
Schedule 14D-9 dated February 21, 1996 ("Amendment No. 2") relates to the offer by Andros Acquisition Inc., a corporation organized and existing under the laws of the State of Delaware ("Purchaser") and wholly owned subsidiary of Andros Holdings Inc., a Delaware corporation formed at the direction of Genstar Capital Partners II, L.P., a Delaware limited partnership the sole general partner of which is Genstar Capital LLC ("GCLLC"), to purchase all outstanding shares of common stock, par value $.01 per share, of Andros Incorporated, a corporation organized and existing under the laws of the State of Delaware (the "Company"), at a price of $18.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated February 20, 1996 and in the related Letter of Transmittal, copies of which were attached to the Tender Offer Statement on Schedule 14D-1 as Exhibits (a)(1) and
(a)(2), thereto, respectively.



ITEM 4.  THE SOLICITATION OR RECOMMENDATION



    Item 4 is hereby amended and restated to read in its entirety as follows:


    RECOMMENDATION OF THE BOARD OF DIRECTORS. The Board has approved the Merger Agreement and the transactions contemplated thereby and determined that each of the Offer and the Merger is fair to, and in the best interests of, the stockholders of the Company. The Board recommends that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer.


    BACKGROUND. In the period preceding and immediately following the conclusion of the Company's fiscal year ending July 31, 1994, there developed a general view among the members of the Board of Directors of the Company that, while the Company's financial performance had improved significantly as compared with recent periods, this improvement was generally not reflected in the market price for the Common Stock. In addition, it was noted that relatively few research analysts followed the Company and the trading volume in the Common
Stock remained relatively low. There was also a broadly held view among the members of the Board that, because the Company operated in a number of different market sectors, the market did not truly understand the Company and its operations and business plan. Consequently, the members of the Board believed that the market valuation of the Company did not adequately reflect the Company's financial performance and prospects and that there was not a significant likelihood that the market would begin to recognize the true value of the Company at anytime in the near future. In response to these factors and after numerous informal discussions among its members, the Board authorized the formation of a Special Committee, consisting of two members of the Board (Eugene Kleiner and John M. Huneke), which was charged with the responsibility of exploring various alternatives to maximize shareholder value. The Special Committee was further empowered to contact possible financial advisors to assist it in the performance of this assignment.



    The Board was of the view that it was advisable to form a Special Committee to consider various strategic and financial alternatives for the Company, including a possible sale of the Company, given that if a transaction involving a sale of the Company were pursued, there existed a substantial likelihood that Dane Nelson, the President and Chief Executive Officer of the Company as well as a member of its Board of Directors, would be asked by any potential acquirer to join with it following the completion of the transaction as an equity participant or as a key employee or both. It was also determined at the outset of this process that Mr. Nelson would abstain from the consideration by the Board of any proposed transaction involving the sale of the Company.



    In September 1994, the Special Committee (to which Moshe Alafi, a director of the Company who did not stand for re-election in 1995, had been added) approached DLJ concerning a possible engagement to consider various strategic and financial alternatives for the Company. On October 25, 1994, a letter agreement (the "Engagement Letter") was entered into between the Special Committee (to which Karl H. Schimmer, M.D. had been added) and DLJ, pursuant to which the Special Committee engaged DLJ to consider and advise it with respect to various strategic and financial alternatives and to evaluate, and as appropriate to render a "fairness opinion" regarding, (i) any proposal which the Company might receive for the acquisition of all or a substantial amount of its business, stock or assets, whether by means of merger, consolidation, or other business combination, tender or exchange offer, public or private purchase of the Company's securities or assets, or otherwise, or (ii) any other similar transaction, including any leveraged buyout, recapitalization, recapitalization involving management or employee stock or stock option plans and incentives, divestiture, sale or spinoff. At the time DLJ was retained to serve as the Company's financial advisor, the Special Committee also retained special outside counsel to advise it with respect to any strategic or financial proposals that it might be asked to consider.


    Following a presentation in December 1994 by DLJ to the Board regarding various strategic and financial alternatives that the Board might consider, the Board (upon the recommendation of the Special Committee and with Mr. Nelson abstaining) directed DLJ to begin exploring a possible sale of the Company, among other financial alternatives. Acting on that direction, the Company and DLJ prepared a descriptive memorandum regarding the Company which set forth certain information regarding the Company's operations and its financial performance and prospects. DLJ, on behalf of the Company, contacted approximately 75 corporations and other entities which the Company and DLJ believed might have an interest in purchasing the Company ("Potential Purchasers"), and based upon interest expressed by certain of such Potential Purchasers, distributed to 21 Potential Purchasers copies of the descriptive memorandum on a confidential basis.


    From time to time thereafter, Potential Purchasers who expressed interest in a transaction were given the opportunity to tour the Company's facilities, talk with management and conduct other due diligence inquiries. The Company, through DLJ, invited such Potential Purchasers to submit proposals regarding an acquisition. The invitation stated that the proposals should include, among other things, the proposed purchase price and form of consideration, as well as a description of sources of financing and evidence of firm lending commitments, if any. No assurances were given that the Company would enter into an agreement with any party, it being the Company's intention to enter into a definitive agreement only on the basis of a proposal which it, in its sole discretion, considered satisfactory.


    From December 1994 until it entered into the Letter of Intent (as defined below) pursuant to which it committed to the Exclusivity Period (each as defined below), the Company entertained proposals from and engaged in discussions with several Potential Purchasers. No definitive agreement was reached with any such Potential Purchaser. Also, during the summer months of 1995, Mr. Robert C. Wilson was appointed to the Special Committee and Mr. Alafi ceased to be a member at the time he ceased to be a member of the Company's Board of Directors.



    In the last week of September 1995, DLJ received, on behalf of the Company, two formal acquisition proposals, one of which was a proposal from GCLLC (the "GCLLC Proposal") regarding an acquisition of the Company in a leveraged buy-out transaction for $20.00 per Share. The second formal proposal contemplated a recapitalization of the Company in which the offeror would initially acquire 25% of the Company's fully diluted equity at a price of approximately $4.00 per Share and receive warrants with a ten-year term to raise its ownership level to 51% and in which the Company would incur certain additional indebtedness in order to pay a one-time extraordinary dividend of $14.00 per Share to its stockholders. The Potential Purchaser making the offer recited its belief that the transaction would have a nominal value in excess of $20.00 per Share in the near term. DLJ informed the Board, however, that it was DLJ's view that it was likely that the transaction would have a value of less than $18.00 per Share due to the lack of liquidity for the stub share of Common Stock to be held by the Company's stockholders post-transaction and the anticipated adverse market reaction to the relatively small capitalization of the Company following the transaction. DLJ also had received as of that time several informal indications of interest from seven other Potential Purchasers; however, no formal proposals were forthcoming during this period from any of them. The Company believes that its declining financial performance during this time period was a factor in dissuading these Potential Purchasers from presenting a formal acquisition proposal to the Company at that time.

    The GCLLC Proposal set forth a plan pursuant to which an affiliate of GCLLC would commence a tender offer for all of the Shares at $20.00 per Share, payable in cash, subject to certain conditions, to be followed by a merger of such affiliate with and into the Company. The GCLLC Proposal was conditioned upon completion of financing arrangements, execution of a definitive merger agreement and reaching understandings with senior management of the Company as to their future levels of compensation and their equity investments in Parent.


    The Board (upon the recommendation of the Special Committee and with Mr. Nelson abstaining), with the advice and assistance of its legal and financial advisors, determined that of the acquisition proposals received, the GCLLC Proposal provided the most value to the Company's stockholders, given the immediate value to the stockholders provided by GCLLC's proposal, the requirement that the Company incur significant amounts of indebtedness under the recapitalization proposal, the characteristics of the equity arrangements under the recapitalization proposal, including the ten-year term of the proposed warrants, and the perceived likelihood that the transaction would be completed given similar successful past transactions by affiliates of GCLLC. At this point, continuing contact with the offeror proposing the recapitalization was terminated in order to permit the Company to devote the necessary resources to pursuing a transaction with GCLLC.



    A letter of intent between the Company and GCLLC was signed on September 29, 1995 (the "Letter of Intent"). The Letter of Intent contemplated that the Offer would be made at a price of $20.00 per Share and provided that consummation of the proposed transaction would be conditioned upon, among other things, satisfactory completion by GCLLC of a due diligence review of the Company and completion of financing arrangements by GCLLC. The Letter of Intent also provided that the Company would not solicit, encourage or negotiate with others concerning any proposal for the sale of the Company until November 14, 1995 (the "Exclusivity Period") and that the Company would reimburse GCLLC for up to $75,000 of GCLLC's expenses in the event that the Company elected not to proceed with the contemplated transactions for any reason.


    Between September 29, 1995 and November 10, 1995, GCLLC and its representatives continued their due diligence investigation of the Company and their efforts to complete their financing arrangements. On November 10, 1995, an amendment to the Letter of Intent was executed pursuant to which (i) the Offer price was set at $20.25, (ii) certain conditions, including the condition regarding due diligence, were deleted, and (iii) the Exclusivity Period was extended until December 21, 1995, by which time the parties contemplated that the Offer would be commenced.

    Between November 10, 1995 and December 21, 1995, GCLLC, its representatives and financing sources continued their due diligence investigations of the Company. On December 21, 1995, another amendment to the Letter of Intent was signed pursuant to which the Exclusivity Period was extended until January 10, 1996 and the Company's obligation to reimburse GCLLC for expenses was deleted.


    On January 8, 1996, certain prospective purchasers of subordinated debt of the Purchaser notified GCLLC that they were no longer interested in providing financing to the Purchaser in connection with the Offer and the Merger on the terms originally contemplated under their financing proposal in light of certain developments with respect to the Company, including its deteriorating operating performance and regulatory and market uncertainties with respect to its products. On January 10, 1996, GCLLC informed the Company of the development, and that therefore the Offer and the Merger could not be consummated at a price of $20.25. GCLLC further stated that, while it would not be possible to enter into a transaction at $20.25 per Share, it remained interested in pursuing a transaction with the Company and accordingly asked it be given several days to make arrangements to put forward a revised proposal. Given the large number of Potential Purchasers that had been contacted by DLJ, on behalf of the Company, over the preceding year and the fact that none of such Potential Purchasers remained interested in pursuing a transaction with the Company other than GCLLC, the Board granted GCLLC's request. In order to ascertain that there was no continuing interest in the Company on the part of any of the Potential Purchasers who had expressed interest at an earlier time, DLJ contacted during this period, and at various other times during the months of

January and February 1996, three of the other Potential Purchasers who had indicated an interest in a transaction in or prior to September 1995. None of these Potential Purchasers, including the party who had proposed the recapitalization of the Company, indicated any continuing interest in a transaction with the Company.



    At GCLLC's request, the Special Committee convened a meeting on January 13, 1996 to consider a revised proposal from GCLLC. At that meeting GCLLC made an oral presentation of alternatives which it believed addressed the Company's changed circumstances and would be satisfactory to prospective financing sources. On January 23, 1996, GCLLC reiterated in writing its proposal to the Company that the cash tender offer price for all of the Shares would be reduced to $18.00 per Share. At a meeting of the Board held on January 26, 1996, the Board voted (upon the recommendation of the Special Committee and with Mr. Nelson abstaining and with Mr. Huneke voting against the proposal, both in his capacity as a member of the Special Committee and as a member of the Board) to pursue an agreement with Parent and the Purchaser based on an all cash tender offer for all outstanding Shares at a price of $18.00 per Share. Mr. Huneke's reasons for his vote against the proposed Offer were that: (a) the Company had commenced recruiting additional management talent who would assist in focusing and enhancing the Company's strategic direction; (b) the Company should employ that talent and its other assets to continue as a stand alone organization and to grow its targeted technologies and markets through both acquisition and internal development; and (c) the increased size of the Company and the diversification of its business from this potential expansion might result in the Company's Common Stock being valued higher than the $18.00 per Share offered in the transaction.



    Between January 26, 1996 and February 14, 1996, the parties completed negotiations regarding the Merger Agreement and GCLLC completed its arrangement of financing. At a meeting on February 5, 1996, the Board, after presentations by the Special Committee's financial and legal advisors and the Company's outside counsel, voted (upon the recommendation of the Special Committee and with Mr. Nelson abstaining and with Mr. Huneke voting against the proposal, both in his capacity as a member of the Special Committee and as a member of the Board, for the reasons previously stated) to approve the form of Merger Agreement presented to it, as well as the Offer and the Merger. On February 14, 1996, Parent, the Purchaser and the Company executed the Merger Agreement, and the financing commitment letters were signed and delivered to GCP II.


    On February 21, 1996, the Purchaser commenced the Offer.

    REASONS FOR THE BOARD'S CONCLUSIONS. In approving the Merger Agreement and the transactions contemplated thereby and recommending that all stockholders tender their Shares pursuant to the Offer, the Board considered a number of factors, including:

    -Information relating to the financial condition and results of operations of the Company and management's estimates of the prospects of the Company which, in the Board's view, supported a determination that the Offer and the Merger were fair to the Company's stockholders;

    -The Board's general belief that the market price for the Common Stock would not adequately reflect the true value of the Company and its business (with reference to its financial performance and prospects) for the foreseeable future due to the fact or Board's perception, among other things, that (i) relatively few research analysts follow the Company, (ii) trading volume in the Common Stock remains relatively low and is anticipated to remain relatively low in the foreseeable future, and (iii) because the Company will continue to operate in a number of different market sectors, the market does not, and would continue not to, truly understand the Company and its operations and business plan;

    -The fact that the Company had made a public announcement in April 1995 that it had retained DLJ to explore strategic and financial alternatives on the Company's behalf, thereby alerting the market that the Company would be open to inquiries and possible proposals from potential purchasers or partners;

    -The relationship of the Offer price to recent historical market prices of the Shares, particularly that the $18.00 per share Offer price represents a premium of approximately 22% over the closing sales price for shares in the Nasdaq National Market on February 5, 1996, the last trading day prior to the approval of the Merger Agreement and the transactions contemplated thereby by the Company's Board of Directors, and a premium of approximately 16% over the closing sales price for shares in the Nasdaq National Market on February 14, 1996, the last trading day prior to the public announcement of the execution of the Merger Agreement;


    -The financial and valuation analyses presented to the Board by DLJ, the financial advisor to the Company, at various Board meetings beginning in December 1994 and continuing through February 1996, including market prices and financial data relating to other companies engaged in business considered comparable to the Company, and the prices and premiums paid in recent selected acquisitions of companies engaged in business considered by DLJ to be comparable to that of the Company;


    -The  written opinion  (the "Fairness Opinion")  of DLJ,  dated February 14,
     1996, that the consideration to be received by the stockholders of the Company pursuant to the Merger Agreement, is fair to the Company's stockholders from a financial point of view. The Fairness Opinion contains a description of the factors considered, the assumptions made and the scope of review undertaken by DLJ in rendering the Fairness Opinion and is attached hereto as Exhibit 5 and is incorporated by reference herein. STOCKHOLDERS ARE URGED TO READ THE FAIRNESS OPINION CAREFULLY AND IN ITS ENTIRETY;

    -The  likelihood  that  the  proposed  acquisition  would  be   consummated,
     including the experience, reputation and financial condition of GCLLC and its affiliates; and

    -The terms and conditions of the Merger Agreement, including, without limitation, the fact that, the Company is not prohibited from responding to any unsolicited proposal made in writing to acquire the Company pursuant to a merger, consolidation, share exchange, business combination, or other similar transaction or to acquire all or substantially all of the assets of the Company, to the extent the Board, after consultation with independent legal counsel, determines in good faith that such action is required for the Board to comply with its fiduciary duty to the Company's stockholders imposed by the DGCL.

    The members of the Board evaluated the factors listed above in light of their knowledge of the business and operations of the Company and their business judgment. In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its determination. The Board recognized that the Merger is not structured to require the approval of a majority of the stockholders of the Company other than the Purchaser, and that the Purchaser, if it purchases a sufficient number of Shares to satisfy the Minimum Condition, would have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of the Company. While consummation of the Offer would result in the stockholders of the Company receiving a premium for their Shares over the trading prices of the Shares prior to the announcement of the Offer and the Merger, it would eliminate any opportunity for stockholders of the Company other than Parent and the Purchaser to participate in the potential future growth prospects of the Company. The Board, however, believed that this was reflected in the Offer price to be paid and also recognized that there can be no assurance as to the level of growth, if any, to be attained by the Company in the future.

    The Board determined that it was necessary to appoint a committee of independent directors for the purpose of negotiating the terms of the Merger Agreement. In making such determination, the Board considered that one of the directors is employed by the Company and will have a financial interest in the Company following consummation of the Merger. As noted above, the Board has determined that each of the Offer and the Merger is fair to, and in the best interests of, the stockholders of the Company. In addition, the Board recognized that certain officers of the Company may have interests in the Offer and the Merger that could be deemed to present them with certain conflicts of interest. The Board was aware of these potential conflicts of interest and considered them along with the other matters described above. The Company has been advised by each of its directors and executive officers that they intend either to tender all Shares beneficially owned by them to the Purchaser pursuant to the Offer or to vote such Shares in favor of the approval and adoption by the stockholders of the Company of the Merger Agreement and the transactions contemplated hereby.


    In connection with advising the Special Committee regarding potential acquisitions, DLJ prepared a presentation to the Company's Board of Directors disseminated to the Board on or about September 22, 1995, which included a comparable publicly traded companies analysis, an analysis of comparable merger and acquisition transactions and an internal rate of return analysis. Based on the analyses conducted by DLJ, DLJ's preliminary valuation range for the Company as of September 22, 1995 was $18.00-$22.00 per share.



    As a result of the Company's continued failure to meet management's financial projections, on February 5, 1996, DLJ provided to the Board of Directors a revised and updated comparable publicly traded companies analysis, analysis of comparable merger and acquisition transactions and internal rate of return analysis, as well as a control premium analysis. Based on DLJ's revised analyses, DLJ's preliminary valuation range for the Company as of February 5, 1996 was $16.00-$19.50 per share.



    In connection with the foregoing, DLJ advised the Board of Directors regarding certain matters relating to the preparation of these analyses, which are described below. The preparation of such analyses is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the process underlying DLJ's opinion. In arriving at its fairness determination, DLJ considered the results of all such analyses. No company or transaction used in the above analyses as a comparison is identical to the Company or GCLLC or the contemplated transaction. The analyses were prepared solely for purposes of DLJ's providing its opinion to the Board of Directors of the Company as to the fairness of the contemplated transaction and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, GCLLC, DLJ or any other person assumes responsibility if future results are materially different from those forecasted.



ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED



    Item 5 is hereby amended and restated to read in its entirety as follows:



    Pursuant to a letter agreement dated October 25, 1994 (the "Engagement Letter"), the Company retained DLJ to act as the exclusive financial advisor to the Company and the Special Committee of the Company's Board of Directors with respect to the sale, merger, consolidation or any other business combination, in one or a series of transactions, involving all or a substantial amount of the business, securities or assets of the Company. The Company agreed to compensate the DLJ for its services in an amount of (a) $100,000, payable upon the execution of the Engagement Letter, (b) $300,000 as compensation for the delivery of the Fairness Opinion, payable at the time DLJ notifies the Special Committee that it is prepared to deliver the Fairness Opinion, and (c) an amount equal to one percent (1%) of the aggregate amount of consideration received by the Company and/or its stockholders in connection with any of the above-mentioned transactions less any amounts paid by the Company pursuant to clause (a) or (b) above. The Company also agreed to reimburse DLJ for all reasonable out-of-pocket expenses (including reasonable fees and expenses of counsel) incurred by DLJ in connection with its engagement, whether or not a transaction is consummated. The Company further agreed to indemnify DLJ against certain liabilities and expenses in connection with its engagement, including liabilities arising under federal securities laws. The Board of Directors of the Company was aware of, and consented in advance to, the placement by DLJ's private placement group of senior subordinated notes and warrants used by GCLLC to fund the acquisition. The Board of Directors was also aware of the fact that the DLJ private placement group had attempted to assist other Potential Purchasers in securing financing for a possible transaction with the Company. In granting such consent, the Board considered and evaluated the potential conflict of interest as well as the potential benefits to the Company from the placement of financing for the GCLLC transaction that would result from such arrangement and ultimately concluded that the potential conflict of interest would not have a material adverse impact on the transaction or the rendition of services by DLJ.



ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED



    Item 8 is hereby amended and restated to read in its entirety as follows:



    On March 4, 1996, a putative class action was filed in the Court of Chancery of the State of Delaware on behalf of the stockholders of the Company alleging causes of action arising out of the Offer and the proposed Merger. IRA FBO DANIEL W. KRASNER, DLJSC AS CUSTODIAN V. ANDROS INCORPORATED, ET AL., Civil Action No. 14872. The defendants in this action include the Company and its directors. The action alleges that the Board breached its fiduciary duties and specifically alleges that the Board breached its fiduciary duties by failing to undertake an adequate evaluation of the Company as a potential acquisition candidate and to take adequate steps to enhance the Company's value as an acquisition candidate, and by failing to provide all material information to stockholders in the Company's original Solicitation/Recommendation Statement on
Schedule 14D-9. The action seeks, INTER ALIA, to enjoin the defendants from taking steps to accomplish the Offer and the proposed Merger under their present terms.



    Pursuant to a preliminary settlement agreement reached among the parties, the pending legal proceedings against the Company and the Company's Board of Directors are to be dismissed with prejudice. The preliminary settlement agreement provides, INTER ALIA, that the defendants will (i) disseminate to the stockholders of the Company the information contained in this Amendment No. 2; and (ii) not object to the application of plaintiff's counsel for legal fees not exceeding $175,000 and expenses actually and reasonably incurred not exceeding $15,000 to be paid by the Company. The contemplated settlement is subject, among other conditions, to execution by the parties of an appropriate Stipulation of Settlement and the approval of the Delaware Court of Chancery. Mailing of this Amendment No. 2 to the stockholders of the Company commenced on March 14, 1996.



ITEM 9. MATERIAL TO BE FILED AS EXHIBITS



    Item 9 is hereby amended and supplemented by adding thereto the following:



Exhibit 8  Letter to Stockholders of Company dated March 14, 1996.*


------------------------

* Included with Schedule 14D-9/A (Amendment No. 2) mailed to stockholders.


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 14, 1996                     ANDROS INCORPORATED



                                          By: /s/ Dane Nelson

                                             -----------------------------------

                                          Dane Nelson
                                             President and Chief Executive
                                          Officer